06007426

AB 4/1/06

K8 4/17

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Worthmark Alliance VIII, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9211 Forest Hill Avenue, Suite 202
(No. and Street)

Richmond (City) VA (State) 23235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

RECEIVED MAR 1 2006 PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tim Wuestenhagen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Worthmark Alliance VIII, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President - Compliance
Title

Notary Public

BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

WORTHMARK ALLIANCE VIII, LLC

Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Controls

December 31, 2005

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members of
Worthmark Alliance VIII, LLC:

We have audited the accompanying statement of financial condition of Worthmark Alliance VIII, LLC (the Company) as of December 31, 2005 and the related statements of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Worthmark Alliance VIII, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2006

WORTHMARK ALLIANCE VIII, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	269,467
Commissions receivable		24,014
Due from affiliates		22,042
Accounts receivable		427
Prepaid expenses		5,515
	$	321,465

Liabilities and Members' Equity

Liabilities:		
Accrued expenses	$	109,437
		109,437
Members' equity:		
Members' cumulative contributions		394,064
Cumulative losses		(182,036)
Total members' equity		212,028
	$	321,465

See accompanying notes to financial statements.

WORTHMARK ALLIANCE VIII, LLC
Statement of Operations
For the year ended December 31, 2005

Revenues		
Commission income	$	147,544
Fee income received from affiliate		87,739
		235,283
Expenses		
Salaries		125,018
Audit and legal		88,812
Registration fees		8,690
General and administrative expenses		1,832
		224,352
Net income	$	10,931

See accompanying notes to financial statements.

WORTHMARK ALLIANCE VIII, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2005

	Securian Financial Services, Inc.	Outside members	Total
Balances at December 31, 2004	$ (70,035)	54,671	$ (15,364)
Member contributions	280,000	36,239	316,239
Net income/(loss)	(44,074)	55,005	10,931
Member distributions	-	(99,778)	(99,778)
Balances at December 31, 2005	$ 165,891	46,137	$ 212,028

See accompanying notes to financial statements.

WORTHMARK ALLIANCE VIII, LLC
Statement of Cash Flows
For the year ended December 31, 2005

Cash flows provided by operating activities	
Net income	$ 10,931
Change in operating assets and liabilities:	
Increase in commissions receivable	(19,689)
Increase in due from affiliates	(88,353)
Increase in accounts receivable	(427)
Increase in prepaid expenses	(4,858)
Increase in accrued expenses	109,437
Net cash provided by operating activities	7,041
Cash flows from financing activities	
Member contributions	316,239
Member distributions	(99,778)
Cash provided by financing activities	216,461
Increase in cash	223,502
Cash at beginning of year	45,965
Cash at end of year	$ 269,467

See accompanying notes to financial statements.

WORTHMARK ALLIANCE VIII, LLC

Notes to Financial Statements

December 31, 2005

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Worthmark Alliance VIII, LLC (the Company) is owned by certain outside members, owning 49% of the voting rights in the Company. As stated in the Member Subscription Agreement, each of these outside members owns 100 class A units. Securian Financial Services, Inc. (Securian) holds 100 class B units, which represents 51% of the voting rights in the Company. At December 31, 2005, the Company had 19 members, including Securian.

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firms' clients. The Company will ultimately aid in the sale of insurance and investment products to their clients.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Commission Income

The majority of the Company's revenue is earned through the sale of financial products to customers of professional firms. The Company earns and recognizes revenue on the date of the sale. Commission income on mutual fund sales is earned and recognized on the date of the sale.

Cash

The Company places its cash with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

(2) Summary of Significant Accounting Policies (Continued)

Risk Disclosures

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates will result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally minimizes adverse impact of this risk through a varied offering of products and services.

New Pronouncements

In May 2005, the FASB issued Statement No. 154 (FAS 154), *Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3.* This document establishes retrospective application for a change in accounting principle, if practicable, unless specifically addressed in transition guidance within an accounting pronouncement. The document also provides guidance for determining whether retroactive treatment is impracticable. In addition the document addresses reporting of a correction of an error and restating previously issued financial statements. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company expects no material impact to its results of operations or financial position due to the adoption of FAS 154.

(3) Related Party Transactions

WorthMark Financial Services, LLC and Securian provided administrative, accounting services and business development services to the Company. In addition, WorthMark Financial Services, LLC collects a portion of commission revenue on behalf of the Company. The net unreimbursed portion of commission revenue totaled $22,042 for the year ended December 31, 2005, included in due from affiliates on the statement of financial condition.

(4) Allocation of Profits and Losses

Each month, the Company's profits/losses are allocated to each member's capital account. The profit/loss allocated to each member is determined by allocating each earned commission (or other revenue source) to the account of the member who generated the sale. Each member is then allocated certain expenses. Total expenses are allocated based on the First Amended and Restated Limited Liability Agreement. Expenses are allocated based upon the number of units held by each member currently not to exceed $400 per month with the balance of expenses being allocated to Securian.

A minimum capital balance of $2,500 is required of each member. A distribution of profits may be made on a quarterly basis or upon resignation if the balance in member's capital account exceeds the $2,500 minimum. Distributions of $14,556, $55,760, $2,739, $15,406, and $11,317 were declared and paid to certain members in January, April, August, September and October 2005, respectively.

(5) Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive interest in accordance with the current membership agreement.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital and a net capital requirement of $160,457 and $7,296, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .68 to 1 at December 31, 2005.

(7) Rule 15c3-3

The Company is exempt from Rule 15c3-1 of the Securities and Exchange Commission under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(8) Member Contributions and Distributions

During 2005, the Company received member contributions in the form of cash totaling $280,000 from Securian. Additionally, the Company received member contributions in the form of cash totaling $36,239, from certain outside members.

During 2005, the Company distributed equity in the form of cash totaling $99,778 to certain outside members.

(9) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or the results of the Company.

WORTHMARK ALLIANCE VIII, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2005

Members' equity	$	212,028
Deductions - nonallowable assets:		
Commissions receivable		24,014
Due from affiliates		22,042
Prepaid expenses		5,515
		51,571
Net capital	$	160,457
Total aggregate indebtedness	$	109,437
Net capital	$	160,457
Minimum capital required to be maintained (the greater of $5,000 or 6-2/3% of aggregate indebtedness of $109,437)		7,296
Net capital in excess of requirements	$	153,161
Ratio of aggregate indebtedness to net capital		.68 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Members of
Worthmark Alliance VIII, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Worthmark Alliance VIII, LLC (the Company) for the year ended December 31, 2005, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2006